                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           TELEWEST COMMUNICATIONS PLC
                                (Name of Issuer)

                 Ordinary Shares, par value 10 pence per share,
                 represented by American Depositary Shares, each
                     of which represents 10 Ordinary Shares
                         (Title of Class of Securities)

                                  87956P 10 5*
                                 --------------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel,
                            Liberty Media Corporation
                            9197 South Peoria Street
                               Englewood, CO 80112
                                 (720) 875-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 4, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
*CUSIP No. 87956P 10 5 relates to the American Depositary Shares.

875956P 10 5
--------------
(CUSIP Number)

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
                  LIBERTY MEDIA CORPORATION

(2)      Check the Appropriate Box if a Member of a Group (a)  [ ] (b)  [X]

(3)      SEC Use Only

(4)      Source of Funds
                  00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)      Citizenship or Place of Organization
                  Delaware

Number of                        (7)        Sole Voting Power                722,205,222 Ordinary Shares
Shares Beneficially                                                              2,185,093 Limited Voting Shares
Owned by
Each Reporting Person
With

                                 (8)        Shared Voting Power              1,343,000,972 Ordinary Shares*
                                                                                  59,498,031 Limited Voting Shares*

                                 (9)        Sole Dispositive Power           722,205,222 Ordinary Shares
                                                                                 2,185,093 Limited Voting Shares

                                 (10)       Shared Dispositive Power         1,343,000,972 Ordinary Shares*
                                                                                  59,498,031 Limited Voting Shares*


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,343,000,972 Ordinary Shares*
                  59,498,031 Limited Voting Shares*

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13)     Percent of Class Represented by Amount in Row (11)
                  46.8% of Ordinary Shares
                  95.2% of Limited Voting Shares

(14)     Type of Reporting Person

                  CO

* All of the subject Ordinary and Limited Voting Shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Liberty Media Corporation by virtue of the Revised Relationship Agreement referred to below and the Operating Agreement referred to in the original statement which is amended hereby. The filing of this Schedule 13D shall not be construed as an admission by Liberty Media Corporation that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject Ordinary and Limited Voting Shares as to which it does not have sole voting and dispositive power.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           TELEWEST COMMUNICATIONS PLC
                         (Commission File No. 005-53921)

         This Amendment No. 2 to Statement on Schedule 13D relates to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (the "Issuer" or "Telewest"). Items 2,3,5,6 and 7 of a statement on Schedule 13D filed by Liberty Media Corporation, as amended by Amendment No. 1, are hereby amended as set forth below. All other information contained in such statement as amended remains correct.

ITEM 2. IDENTITY AND BACKGROUND

         There has been no change to this Item except for the addition of the following information:

         Of the Ordinary Shares of the Issuer described herein as beneficially owned by Liberty Media Corporation or its subsidiaries, 218,820,540 of the Ordinary Shares are beneficially owned by Liberty Flex Holdings Ltd., an indirect subsidiary of the Reporting Person, 39,945,721 of the Ordinary Shares are beneficially owned by Liberty UK Holdings, Inc., an indirect subsidiary of the Reporting Person, and 463,438,961 of the Ordinary Shares are attributed to the Reporting Person as a result of the 50 percent interest of an indirect subsidiary of the Reporting Person in TW Holdings, L.L.C., a Colorado limited liability company ("TW Holdings"). Fifty percent of TW Holdings is beneficially owned by Liberty UK, Inc., an indirect subsidiary of the Reporting Person ("Liberty UK"), and fifty percent by affiliates of MediaOne Group, Inc. ("MediaOne Group").

         The shares of the Issuer that are beneficially owned by MediaOne Group as a result of its subsidiaries' interest in TW Holdings, L.L.C. are owned through its subsidiaries MediaOne UK Cable, Inc. ("UK Cable"), which owns approximately 45.67 percent of TW Holdings, and MediaOne Cable Partnership Holdings, Inc. ("Cable Partnership"), which owns approximately 4.33 percent of TW Holdings. MediaOne Group also owns Ordinary Shares through two other indirect subsidiaries. MediaOne Group, MediaOne International (as defined below), UK Cable and Cable Partnership are referred to collectively herein as "MediaOne."

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") (except David J.A. Flowers, who is a Canadian citizen), is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T Corp. ("AT&T") concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

         Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen. During the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Liberty Flex Holdings Ltd. acquired the additional Ordinary Shares reported in Item 5(c) in exchange for 57,889,033 ordinary shares of Flextech plc, an English public limited company ("Flextech"), as a result of a tender offer by Telewest for all of the issued and outstanding shares of Flextech (the "Tender Offer"). Holders of Flextech shares received 3.78 Telewest Ordinary Shares for each Flextech ordinary share tendered for exchange.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         There has been no change in this Item except for the addition of the following information:

         (a)-(b) The Reporting Person beneficially owns 218,820,540 Ordinary Shares of the Issuer through its indirect subsidiary Liberty Flex Holdings Ltd., 39,945,721 Ordinary Shares through its indirect subsidiary Liberty UK Holdings, Inc. and 463,438,961 Ordinary Shares as a result of the 50 percent interest of its indirect subsidiary Liberty UK in TW Holdings. MediaOne beneficially owns 620,795,750 Ordinary Shares indirectly through its 50 percent interest in TW Holdings and through its wholly-owned subsidiaries.

         The Reporting Person has sole voting and dispositive power with respect to 722,205,222 Ordinary Shares and may be deemed to have shared voting and dispositive power with MediaOne with respect to 1,343,000,972 Ordinary Shares as a result of the Revised Relationship Agreement (as defined below) and the Operating Agreement referred to in the original statement which is amended hereby.

         MediaOne has sole voting and dispositive power with respect to 620,795,750 Ordinary Shares and may be deemed to have shared voting and dispositive power with the Reporting Person with respect to 1,343,000,972 Ordinary Shares as a result of the Revised Relationship Agreement and the Operating Agreement.

         The filing of this Amendment shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Ordinary Shares that are beneficially owned by MediaOne.

         There has been no change in the Reporting Person's beneficial ownership of Limited Voting Shares of the Issuer.

         Based on information provided by the Issuer, the 1,343,000,972 Ordinary Shares of the Issuer that are beneficially owned by the Reporting Person represent 46.8% of the 2,870,912,770 Ordinary Shares of the Issuer that were outstanding on May 4, 2000.

         To the Reporting Person's knowledge, none of the Schedule 1 Persons or
Schedule 2 Persons has any interest in any securities of the Issuer as of the date of the event requiring the filing of this Amendment.

         (c) On May 4, 2000 Liberty Flex Holdings Ltd. acquired 218,820,540 Ordinary Shares pursuant to the Tender Offer. For each ordinary share of Flextech tendered by Liberty Flex Holdings Ltd., it received 3.78 Telewest Ordinary Shares. Except as described in this Item and Item 6, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the
Schedule 1 Persons or Schedule 2 Persons, has executed transactions in Ordinary Shares of the Issuer during the 60 days prior to May 4, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

         There has been no change to this Item except for the addition of the following information:

         The Revised Existing Relationship Agreement dated as of March 3, 2000 (the "Revised Relationship Agreement") among Liberty Media International, Inc. ("Liberty International"), Liberty UK, Liberty UK Holdings, Inc., MediaOne International Holdings, Inc., UK Cable, Cable Partnership, Microsoft Corporation and Telewest became effective on April 18, 2000 when the Tender Offer was declared unconditional by Telewest. The Revised Relationship Agreement generally reflects the arrangements which were in place among Telewest, Liberty International, Liberty UK and MediaOne under The 1999 Amended and Restated Relationship Agreement dated as of May 21, 1999, with amendments made to add certain provisions relating to the rights of affiliates of the Reporting Person and MediaOne to maintain their combined percentage shareholdings in the Issuer in connection with the Tender Offer, to delete certain restrictions on the ability of the Reporting Person and MediaOne to compete with the Issuer and to expand the permitted scope of the Issuer's business.

         The Irrevocable and Exclusivity Agreement dated 27 January 2000 (the "Irrevocable Agreement") among Telewest and subsidiaries of the Reporting Person relating to the Tender Offer required Liberty International and Liberty Flex Holdings Ltd. not to transfer or grant any rights in their Flextech shares other than pursuant to the Tender Offer, and not to purchase or deal in securities of Flextech, as long as certain deadlines with respect to the Tender Offer were met. It also required Liberty Flex Holdings Ltd. and Liberty International to accept the Tender Offer for their Flextech shares, not to exercise their right to withdraw such acceptance, and to use reasonable endeavors to seek a favorable tax opinion with respect to the Tender Offer, as long as certain deadlines were met and other conditions were satisfied.

         Revised articles of association of Telewest became effective on the date on which Telewest declared the Tender Offer unconditional. Those articles permit subsidiaries of the Reporting Person to designate three persons to Telewest's board of directors (where previously they had the right to designate two directors). Miranda Curtis and Graham Hollis have retained their positions as directors of Telewest appointed by subsidiaries of the Reporting Person. Robert Bennett has become the third representative of subsidiaries of the Reporting Person on the Telewest board.

         The foregoing descriptions of the Irrevocable Agreement, the Revised Relationship Agreement and the Telewest articles of association are summaries thereof and do not purport to be complete, and are qualified in their entirety by the full text of the Irrevocable Agreement, the Revised Relationship Agreement and the articles of association, which are included as Exhibits 1, 2 and 3 and incorporated by reference herein.

         Other than as described above, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Telewest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                           Description
   (1)                  Irrevocable and Exclusivity Agreement dated January 27, 2000 among
                        Telewest Communications plc, Liberty Flex Holdings Ltd. (formerly named
                        United Artists European Holdings Ltd.) and Liberty Media International,
                        Inc.

   (2)                  Revised Existing Relationship Agreement dated as of March 3, 2000 among
                        MediaOne International Holdings, Inc., Microsoft Corporation, MediaOne UK
                        Cable, Inc., MediaOne Cable Partnership Holdings, Inc., Liberty Media
                        International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and
                        Telewest Communications plc.

   (3)                  Articles of Association of Telewest Communications plc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 30, 2000                            LIBERTY MEDIA CORPORATION


                                        /s/ Charles Y. Tanabe
                                        --------------------------------
                                        Charles Y. Tanabe
                                        Senior Vice President and
                                        General Counsel

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. Except for David J.A. Flowers, who is a Canadian citizen, all executive officers and directors listed on this Schedule 1 are United States citizens.

Name                   Principal Occupation
----                   --------------------
John C. Malone         Chairman of the Board and Director of Liberty Media; Director of AT&T Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of Liberty Media

Gary S. Howard         Executive Vice President, Chief Operating Officer and Director of Liberty Media

Daniel E. Somers       Director of Liberty Media; President and Chief Executive Officer of AT&T
                       Broadband, LLC

John C. Petrillo       Director of Liberty Media; Executive Vice President, Corporate Strategy and
                       Business Development of AT&T Corp.

Larry E. Romrell       Director of Liberty Media; Consultant to AT&T Broadband, LLC

Jerome H. Kern         Director of Liberty Media; Chairman of the Board and Chief Executive Officer of
                       On Command Corporation

Paul A. Gould          Director of Liberty Media; Managing Director of Allen & Company Incorporated

John D. Zeglis         Director of Liberty Media; Director and President of AT&T Corp.; Chairman of
                       the Board and Chief Executive Officer of AT&T Wireless Group

David B. Koff          Senior Vice President and Assistant Secretary of Liberty Media

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of Liberty Media

Carl E. Vogel          Senior Vice President of Liberty Media

Peter Zolintakis       Senior Vice President of Liberty Media

Vivian J. Carr         Vice President and Secretary of Liberty Media

Kathryn Scherff        Vice President and Controller of Liberty Media

David J.A. Flowers     Vice President and Treasurer of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.

Name                      Title
----                      -----
C. Michael Armstrong      Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr           Director; Chairman of the Board, Retired, Chevron Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha          Director; Retired Chairman and Chief Executive Officer of Springs Industries,
                          Inc.

George M. C. Fisher       Director; Chairman of the Board, Eastman Kodak Company

Donald V. Fites           Director; Chairman of the Board, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.    Director; Chairman of the Board of Pilot House Associates

Ralph S. Larsen           Director; Chairman of the Board and Chief Executive Officer of Johnson & Johnson

John C. Malone            Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry         Director; President of The IRC Group, LLC

Michael I. Sovern         Director; President Emeritus and Chancellor, Kent Professor of Law at Columbia
                          University

Sanford I. Weill          Director; Chairman of the Board and Co-CEO of Citigroup Inc.

Thomas H. Wyman           Director

John D. Zeglis            President, AT&T Corp. and Chief Executive Officer, AT&T Wireless Group and
                          Director

Harold W. Burlingame      Executive Vice President, Merger & Joint Venture Integration

James W. Cicconi          Executive Vice President-Law & Governmental Affairs and General Counsel

Mirian M. Graddick        Executive Vice President, Human Resources

Frank Ianna               Executive Vice President and President, AT&T Network Services

Michael G. Keith          Executive Vice President, AT&T Wireless Group

Richard J. Martin         Executive Vice President, Public Relations and Employee Communication

Name                      Title
----                      -----
David C. Nagel            President, AT&T Labs & Chief Technology Officer

John C. Petrillo          Executive Vice President, Corporate Strategy and Business Development

Richard R. Roscitt        Executive Vice President and President, AT&T Business Services

Daniel E. Somers          President and Chief Executive Officer, AT&T Broadband, LLC

                                  EXHIBIT INDEX

Exhibit No.                           Description
   (1)                  Irrevocable and Exclusivity Agreement dated January 27, 2000 among
                        Telewest Communications plc, Liberty Flex Holdings Ltd. (formerly named
                        United Artists European Holdings Ltd.) and Liberty Media International,
                        Inc.

   (2)                  Revised Existing Relationship Agreement dated as of March 3, 2000 among
                        MediaOne International Holdings, Inc., Microsoft Corporation, MediaOne UK
                        Cable, Inc., MediaOne Cable Partnership Holdings, Inc., Liberty Media
                        International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and
                        Telewest Communications plc.

   (3)                  Articles of Association of Telewest Communications plc.